Mail Stop 3628
                                                               December 4, 2018


    Hideo Moroe
    President
    American Honda Receivables LLC
    20800 Madrona Ave.
    Torrance, California 90503

            Re:   American Honda Receivables LLC
                  Registration Statement on Form SF-3
                  Filed November 29, 2018
                  File No. 333-228592

    Dear Mr. Moroe:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

                                                               Sincerely,

                                                               /s/ Katherine
Hsu

                                                               Katherine Hsu
                                                               Office Chief
                                                               Office of
Structured Finance



    cc:     Stuart M. Litwin, Esq., Mayer Brown LLP
            Jan Zimmerman, American Honda Receivables LLC